Filed by Inflection Point Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Commission File No.: 001-42392

Subject Company: Inflection Point Acquisition Corp. IV

Date: November 18, 2025

Set forth below is an article by Tectonic Defense that was made available to the public.

Merlin Raises Upsized PIPE Financing to $200M Ahead of Going Public

By Barratt Dewey – November 18, 2025

For all of the antiquated critiques that defense tech isn’t an investable sector, a whole lot of investors would beg to differ.

On Monday, aviation autonomy hotshot Merlin announced over $75M in new private investment in public equity (PIPE) financing, increasing the total capital raised from $125M to more than $200M ahead of their expected IPO early next year.

Did everyone win the Powerball or something?

Merlin the magician: Merlin, for the uninitiated, has climbed higher and higher since their founding in 2018. The Boston-based company makes takeoff-to-touchdown AI-powered flight autonomy software paired with onboard hardware. Their flagship Merlin Pilot product serves as the primary pilot with human supervision, running aviation, navigation, and communication duties on fixed-wing aircraft.

In the busy aviation autonomy space, Merlin has notched some major wins, including:

●	Winning a $105M contract with USSOCOM to put Pilot on the C-130J Super Hercules cargo aircraft last summer.

●	Partnering with Honeywell to bring autonomy to a wider range of aircraft last October and with GE Aerospace this September to develop an “autonomy core” to build into GE’s avionics system.

●	Securing airworthiness approval from the Air Force for Pilot’s use on the KC-135 Stratotanker before winning a contract to make them autonomous last December.

●	Being selected as one of six startups in Northrop Grumman’s Beacon autonomy testbed ecosystem in August.

Money moves: All those wins have clearly caught the eye of some big-dollar investors. In August, they announced plans to go public via SPAC after raising $125M in committed PIPE capital, led by Inflection Point Asset Management (of USA Rare Earth and Intuitive Machines fame), at an $800M pre-money valuation.

Doubling down: Now, Inflection Point—along with “new institutional investors,” according to George—is doubling down on Merlin with an extra $75M in PIPE capital, but $100M of the total capital they’ve raised is coming from Inflection Point.

“The upsized PIPE further de-risks the balance sheet at close, lets us run more programs in parallel (including expanding our U.S. defense programs and aircraft integrations), creates real M&A and partnership optionality, and expands hiring capacity,” George told Tectonic via email. “The original PIPE funded the plan. The incremental capital gives us more resilience and more offense.”

A chunk of that incremental capital is going to go into new acquisitions, which George says “offer a path to full ownership of technology and access to talent, providing deeper integration, faster time-to-market, and proprietary control over a core capability.”

Big plans: On the expanded defense program front, Merlin is aiming to scale their autonomy software to more and more military aircraft, along with commercial “transport, tanker, and turboprop platforms.”

In particular, they’re eying Air Force transport platforms (starting with the C-130), the entire tanker fleet (starting with the KC-135), and “virtually any military platform,” George said. “This also includes future uncrewed aircraft (UAS) and collaborative air platforms like Collaborative Combat Aircraft (CCA) or Collaborative Logistics Aircraft (CLA).”

Needless to say, George is feeling pretty good about things ahead of going public in early 2026.

“Merlin has a proven track record with awarded contracts from military customers and an estimated $3 billion identified pipeline,” George said. “This combination of secured revenue, a massive pipeline, and a clear path to market-leading certification suggests significant near-term and long-term financial upside.”

With some major cash on its balance sheet, Merlin is in a good position to make some magic happen.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Inflection Point Acquisition Corp. IV (“Inflection Point”) and Merlin Labs, Inc. (“Merlin”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point and/or Merlin’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Merlin. These statements are subject to a number of risks and uncertainties regarding Merlin’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Merlin or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Merlin’s business and the timing of expected business milestones; the effects of competition on Merlin’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Merlin and Inflection Point presently do not know or that Merlin and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Merlin’s and/or Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Merlin and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Merlin and/or Inflection Point may elect to update these forward-looking statements in the future, Merlin and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Merlin’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the business combination, Inflection Point intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Merlin’s equityholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Inflection Point as of a record date to be established for voting on the business combination. Shareholders of Inflection Point will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Directors, Executive Officers and Corporate Governance — Conflicts of Interest” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025, and which is available free of charge at the SEC’s website at www.sec.gov, and supplemented by the Current Report on Form 8-K filed with the SEC on July 11, 2025, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Merlin, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement when available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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